Item 77C

On April 28, 2008, a Special Meeting (the "Meeting") of shareholders of the below Fund ("Excelsior Fund") of Excelsior Funds, Inc. was held to consider the proposal to approve an Agreement and Plan of Reorganization providing for (i) the sale of all of the assets of the Excelsior Fund to, and the assumption of all liabilities of the Excelsior Fund by, the Columbia Fund as shown below, in exchange for shares of the Columbia Fund, and
(ii) the distribution of such shares to the shareholders of the Excelsior Fund in complete liquidation of the Excelsior Fund.

Excelsior Fund
Columbia Fund
Money Fund
Columbia Daily Cash Reserves



Below are the voting results of the Meeting:

Money Fund


Votes in favor	778,520,017.840


Votes against	3,136,583.540


Votes abstained	687,397.190


The number of votes necessary to conduct the Meeting was obtained and the proposal for the Fund was approved.



Item 77E

United States Trust Company of New York and U.S. Trust Company, N.A. (formerly, co-investment advisers to the Excelsior Funds, together referred to herein as "U.S. Trust Company"), Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust (the "Companies"), The Charles Schwab Corporation (former parent company to U.S. Trust Company) and others were named in four fund shareholder class actions and two derivative actions which alleged that U.S. Trust Company, the Companies, and others allowed certain parties to engage in illegal and improper mutual fund trading practices, which allegedly caused financial injury to shareholders of certain of the Excelsior Funds advised by U.S. Trust Company. Each plaintiff seeks unspecified monetary damages and related equitable relief.

The class and derivative actions described above were transferred to the United States District Court for the District of Maryland for coordinated and consolidated pre-trial proceedings. In
November 2005, the Maryland court dismissed many of the plaintiffs' claims in both the class and derivative actions. All claims against the Companies, as well as certain individuals, have been dismissed. Plaintiffs' claims against U.S. Trust Company and other individuals under Sections 10(b) and 20(a) of the Securities Exchange Act and Sections 36(b) and 48(a) of the Investment Company Act, however, have not been dismissed.

While the ultimate outcome of these matters cannot be predicted with any certainty at this time, based on currently available information and consultation with counsel, U.S. Trust Company believes that the likelihood is remote that the pending litigation will have a material adverse financial impact on the Companies, or materially affect the advisers' ability to provide investment management services to the Companies.